

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2014

<u>Via E-Mail</u>
Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004

> **RE: Echo Therapeutics, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 24, 2014**
> **File No. 001-35218**
>
> **Soliciting Materials Filed Pursuant to Rule 14a-12**
> **Filed on April 23, 2014**
> **File No. 001-35218**

Dear Mr. Gottfried:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

<u>Notice</u>

1. We note that the notice of the meeting states that one of the purposes of the meeting is to "transact such other business, if any, as may properly come before the meeting or any adjournment thereof." We also note the disclosure that the proxy holders have discretionary authority to vote upon such other business as may properly come before the annual meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-

4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise the disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.

Who will solicit proxies on behalf of the Board?, page 6

2.   We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Background of the Proxy Contest, page 8

3.   Please revise the entry for April 3, 2014 to clarify that the Platinum Group's nominees, while nominated by the Platinum Group, would be subject to fiduciary obligations to the company's shareholders rather than serve as representatives of Platinum Group's interests alone.

4.   Please revise to disclose the substance of your press release dated April 22, 2014, as included in your April 23, 2014 filing pursuant to Rule 14a-12, which discussed the prior filing on definitive form, changing of the meeting and record dates and discarding proxies you previously received.

5.   Please revise to clarify the "certain" representatives, actions and members referenced throughout this section.

6.   Please revise to clarify why Shepard Goldberg did not meet the nomination policy to which you refer. Please also revise to clarify when the Nominating and Governance Committee interviewed Shepard Goldberg and whether the process followed in this instance was similar in length and tenor to the evaluation of prior candidates to your board.

7.   Please revise to disclose any material discussions and negotiations between the Platinum Group and the Company between the nomination of Shepard Goldberg in December 2013 and the February 27, 2014 settlement. Currently, it appears that the nomination was made, a complaint was filed and answered and the lawsuit was settled without any communication between the parties, aside from the committee interview and rejection of Shepard Goldberg.

8.   We note your disclosure in soliciting materials filed on April 29, 2014 that the board has formed a special committee. Please disclose that fact here and describe the authority given to the committee.

Proposal No. 1. Election of Directors, page 12

9.   Please disclose why you recommend that security holders vote for your nominees and not for Platinum Group's nominee.

Annex A, page 35

10.   Please provide us with the statement from each participant required by Item 5(b)(1)(iii) of Schedule 14A.

Soliciting Material Filed Pursuant to Rule 14a-12

11.   We note the press release is dated April 22 while this filing was made on April 23, 2014. Please ensure future soliciting material under Rule 14a-12 is filed on the date of first use. See Rule 14a-12(b).

12.   The press release implies that Platinum's nominee will not act in the interests of all stockholders. We also note the statement that Platinum is attempting to advance its own agenda. Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Note b. to Rule 14a-9.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Daniel F. Duchovny at (202) 551-3619 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (via E-mail): Joanne R. Soslow, Esq.
      Morgan, Lewis & Bockius LLP